EXHIBIT 21.1

Subsidiaries of the Registrant	Jurisdiction of Incorporation
Ancestry.com Australia Pty Ltd	Australia
Ancestry.com France SARL	France
Ancestry.com Italia S.r.l.	Italy
Ancestry.com Operations Inc.	Delaware, United States
Ancestry.com UK Limited	United Kingdom
Ancestry.com UK (Commerce) Limited	United Kingdom
Generations Information Technology (Beijing) Co., Ltd.	People’s Republic of China
InfoRich (Hong Kong) Limited	Hong Kong
TGN Services, LLC	Delaware, United States
Ancestry.com Deutschland GmbH	Germany
The Generations Network (Canada) Inc.	Canada
42010523 Canada Inc.	Canada